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                                                                     EXHIBIT 4.9

Unofficial English Translation of:

                               Framework Agreement

This agreement was concluded on July 1, 2002 between ESSO Deutschland GmbH ("EDG"), Deutsche Shell GmbH ("DSG") and E.ON AG ("E.ON"). EDG, DSGH and E.ON are hereinafter each referred to individually as a "Party", and collectively as "the Parties".

(a) EDG and DSG are the shareholders of BEB Erdgas und Erdol GmbH ("BEB"), which holds shares in Ruhrgas AG ("RG").

(b)      BEB holds a stake in Schubert KG, which in turn holds shares in RG.

(c) E.ON has informed EDG and DSG of its interest in purchasing the RG shares owned by BEB, and in the RG shares which are attributable to BEB but owned by Schubert KG (hereinafter collectively referred to as "the RG shares").

(d) EDG is not prepared to accept the sale or transfer of the RG shares by EDG, BEB or Schubert KG to E.ON.

(e) EDG will agree to a transfer of the RG shares to DSG by way of an agreement to be reached between EDG and DSG, to enable DSG to sell the RG shares in accordance with the above-mentioned interest in their purchase, subject to appropriate safeguarding of EDG's interests with respect to BEB.

(f) EDG further wishes ensure that there will be no detrimental impact on its rights and the rights of its affiliated companies (including BEB) with respect to current commercial relationships and agreements with RG.

(g) EDG will continue to cooperate with DSG to ensure that DSG is able to complete such sale of the RG shares.

(h) EDG, DSG and E.ON have agreed to set down the necessary and appropriate measures required for performance of the above-mentioned transaction in this agreement.

NOW THEREFORE, IN CONSIDERATION OF THE ABOVE, THE PARTIES HEREBY AGREE AS
FOLLOWS:


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1.       DSG is free to sell the RG shares to E.ON according to the terms and conditions set down in the share purchase agreement ("Share Purchase Agreement") attached to the present agreement as SCHEDULE A. However, in order to safeguard the interests of EDG as described in the Preamble under letter (e) and letter (f), E.ON and DSG undertake not to make any significant changes to the Share Purchase Agreement or enter into any other significant agreements regarding the sale of the RG shares to E.ON or a third party designated by E.ON without prior consent in writing from EDG.

2.       So that the transfer of RG shares from DSG to E.ON can take place,

         (a) EDG shall allow the transfer of the RG shares to DSG prior to the transfer of the RG shares to E.ON or any other shareholders exercising their first option and pre-emptive rights for the RG shares, and shall cooperate to the best of its ability in implementing such transfer;

         (b) EDG shall use its best efforts to ensure that Schubert KG waives the first option rights set down in the Investor Rights Agreements of January 9, 1966 and March 28, 1968 between the RG shareholders and RG (hereinafter referred to as the "Investor Rights Agreements") and that it approves the transfer of the RG shares in the General Meeting of Shareholders of RG;

         (c) the Parties shall use their best efforts to ensure that the transfer of all the shares pursuant to Schedule A of the Share Purchase Agreement, the Schubert Agreement referred to in
                  Section 4 par. 1 of the Share Purchase Agreement and, if applicable, acquisition under first option rights are all put to a vote at the same time in the General Meeting of Shareholders of Ruhrgas AG;

         d) EDG and DSG undertake, each on condition of assurance that the performance of the Share Purchase Agreement by E.ON and DSG will be able to proceed, to exert their influence under company law, and within the possibilities legally available to them, to ensure that the parties with voting rights on the basis of the RG shares sold pursuant to Section 1 par. 1 of the Share Purchase Agreement give their approval at general meetings of shareholders of RG for all other intended sales of RG shares to E.ON by other RG shareholders. The extent of the obligation incumbent on EDG and DSG under the present agreement shall in no circumstances exceed the extent of the obligation incumbent on DSG under the Share Purchase Agreement;

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         (e)      EDG and DSG undertake to guarantee in the case of BEB, and each to use their best efforts in the case of Schubert KG, to ensure that BEB and Schubert KG each gives its approval to a transfer of the RG shares held by Heinrich Industrie AG (based in Essen, Germany) to E.ON. Each company also hereby waives its first option and pre-emptive rights with respect to those shares;

         (f) to the extent that EDG has undertaken under this Clause 2 to "use its best efforts", this does not denote any obligation to make any financial or other business concessions.

3.       (a)      If E.ON does not succeed in obtaining antitrust approval for the acquisition by E.ON of a majority of all shares issued by Ruhrgas AG by means of the applications referred to in Clause
                  3 letter (c), in particular the procedure currently pending before the Federal Minister for the Economy and Technology referred to in that paragraph, DSG and E.ON shall immediately jointly state whether and by what means, under the de facto and de jure conditions then prevailing, E.ON's merger project for the acquisition of a majority of all shares issued by Ruhrgas AG, which includes the Share Purchase Agreement and the Schubert Agreement referred to in Section 4 par. 1 of the Share Purchase Agreement, can be realized. That may involve changes to the prerequisites for performance of the Share
                  Purchase Agreement.

         (b) Immediately after receipt of a ministerial approval for the merger project referred to in Clause 3 letter (c), E.ON shall approach the Federal Cartel Office, using language according to the draft letter provided as SCHEDULE B (with carbon copy to the Merger Task Force of the EU Commission), requesting written confirmation that following performance of the indirect acquisition of a majority stake in Ruhrgas AG via the acquisition of majority stakes in Bergemann GmbH and Gelsenberg AG (Acquisition of Control), the acquisition of the RG shares will not constitute a merger situation subject to application for approval. In the event that the Federal Cartel Office or the EU Commission takes the view that the acquisition of RG shares envisaged in the Share Purchase Agreement and the acquisition of RG shares envisaged in the Schubert Agreement referred to in Section 4 par. 1 of the Share Purchase Agreement will constitute another merger situation subject to application for approval under antitrust provisions, DSG and E.ON shall forward an application to the Federal Cartel Office or the EU Commission seeking such approval, and shall support the application to the best of their ability. The Parties are not obliged to accept any commitments given to, or requirements and conditions imposed by, the Federal Cartel Office or the EU Commission, or to cooperate in their practical implementation. This also applies with respect to agreements not specifically referred to in Clause 3 letter (e).


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                  If the Federal Cartel Office does issue a letter of caution in relation to the merger project referred to in this paragraph
                  (b), immediately upon receiving the document the Parties shall engage in frank and constructive discussions with a view to referring the project described in the application, in the event of a rejection, to the Federal Minister for the Economy and Technology for approval. The interests of both Parties shall be given reasonable consideration in the discussions, but the decision on such referral shall ultimately be at the sole discretion of E.ON.

         (c) At the time of the signing of the Share Purchase Agreement, a procedure is already pending before the Federal Cartel Office and the Federal Minister for the Economy and Technology ("the Minister"; the Minister and the Federal Cartel Office are hereinafter collectively referred to as "the Antitrust Authorities") (Gelsenberg application of August 15, 2001 and petition for ministerial approval of February 18, 2002; Bergemann application of November 9, 2001 and petition for ministerial approval of March 5, 2002), in which E.ON is seeking antitrust approval for the acquisition of majority stakes in Bergemann GmbH and Gelsenberg AG (indirect acquisition of a majority stake in Ruhrgas AG).

         (d) E.ON shall immediately inform EDG in writing of the details of the procedure initiated pursuant to Clause 3 letter (a) or letter (b) of this agreement, especially where the interests of EDG or its affiliated businesses may be involved, and EDG is not aware of this information by virtue of itself being a party in the procedure. The same applies to EDG.

         (e) In the event of conditions or requirements being imposed on E.ON in one of the procedures referred to in Clause 3, letters
                  (a) to (c) involving direct intervention in the natural gas supply contracts between BEB - alone or with others - and Ruhrgas AG, E.ON is obliged to notify EDG immediately of this situation. EDG shall be entitled to withdraw from the present agreement by notification in writing within 30 business days of being notified by E.ON in writing of the imposition of the said conditions. An intervention in this sense is deemed to have occurred, for example, if changes are made in the contract, if contractual rights are exercised, or if any legal leeway as might exist is used. Impacts on the said contracts that are merely of an indirect nature, e.g. as a result of structure-related commitments (including in the context of the Association Agreement) are not covered by this provision. If EDG does not exercise its right of withdrawal, this shall not be construed as agreement by EDG to the condition or requirement so imposed, and it shall not be obliged to cooperate in the practical implementation of the condition or requirement following performance of the agreement.


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                  In the event of such withdrawal, E.ON and EDG undertake to proceed immediately to withdraw the application regarding the merger project under this agreement (including any application for the granting of ministerial approval).

         (f)      In any procedure pursuant to Clause 3 letter (a) or letter
                  (b), E.ON undertakes not to propose or accept any commitments to or conditions imposed by the Antitrust Authorities regarding the stakes in RG without prior consultation with DEG and EDG. E.ON shall further be obliged, in the event of any intention on its part or by the Antitrust Authorities to suggest or propose conditions or requirements in a procedure pursuant to Clause 3 letter (a) or letter (b) involving a direct intervention as described in Clause 3 letter (e) in the commercial gas contracts referred to in that paragraph, to notify EDG immediately on each occasion by way of a detailed report.

         (g) Without prejudice to the obligations incumbent on E.ON and DSG under the Share Purchase Agreement, the Parties each undertake to treat all information specifically marked as confidential received from the other party regarding the status and content of negotiations with the Antitrust Authorities in connection with the antitrust procedures pursuant to Clause 3 letter (c) above as "confidential information" as defined in and according to the provisions of the Confidentiality Agreement in place between the Parties, attached as Schedule C, with the proviso that the Confidentiality Agreement shall continue to apply to this extent following the signing of this agreement.

4.       (a)      EDG and DSG give a guarantee to E.ON, in the form of an
                  independent guarantee undertaking, that as of the transfer of the RG shares to DSG, (i) the RG shares will be owned by BEB or a 100% subsidiary company of BEB; (ii) BEB or a 100% subsidiary company of BEB has been authorized to transfer the RG shares to DSG; and (iii) the RG shares are not encumbered with any third-party rights other than those under the Bylaws of RG and the Investor Rights Agreements.

         (b) No further guarantees are given by EDG and DSG (in the case of DSG without prejudice to Section 5 of the Share Purchase Agreement); without prejudice to the foregoing provisions, any warranty claims by E.ON against EDG and/or DSG are precluded to the extent permitted by law.

         (c) E.ON hereby accepts that, without prejudice to Section 5 of the Share Purchase Agreement, any claims invoked by E.ON against DSG and/or EDG under this


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                  agreement will be combined with any claims invoked by E.ON against DSG under the Share Purchase Agreement, and the joint liability of EDG and DSG under this agreement, irrespective of the legal reason, may not exceed the amount specified in
                  Section 5 of the Share Purchase Agreement.

         (d) Any amounts paid to E.ON as a result of claims invoked by E.ON with respect to a breach of the warranties under Clause 4 letter (a) above (the "Share Purchase Agreement Warranties") shall be borne in equal proportions by EDG and DSG; if the breach relates solely to an action or omission by EDG or DSG, the party in question shall be liable for the amount concerned. The same apportionment of liability between DSG and EDG as described in the preceding sentence of this letter (d) shall apply in the eventuality of E.ON successfully invoking claims against DSG with respect to a breach of the warranties pursuant to Section 5 of the Share Purchase Agreement (the "Share Purchase Agreement Warranties"), if E.ON would be entitled on the basis of such breach of the Share Purchase Agreement Warranties to invoke claims against DSG and EDG for a breach of the Share Purchase Agreement Warranties.

5. If E.ON acquires a direct or indirect majority stake for the purposes of Section 15 of the German Stock Corporation Law [AktG.] in RG or secures control of a direct or indirect majority stake in RG, but the acquisition of the RG shares by E.ON under the Share Purchase Agreement cannot be performed, the Parties shall enter into negotiations on an appropriate arrangement for their future cooperation as direct or indirect shareholders in RG, including a discussion of the current first option and pre-emptive rights and the requirements for approval from the General Meeting of Shareholders of RG for the transfer of Ruhrgas shares.

6. To the extent permitted by law, EDG shall ensure that representatives of BEB and its shareholders holding office in executive bodies of RG, and in particular the Supervisory Board, will immediately submit the statements required for resignation from those positions following the performance of the transfer of the RG shares to DSG.

7. E.ON undertakes to EDG to use its best efforts to ensure that the General Meeting of Shareholders of RG does not pass any resolutions on an increase of the capital stock of the company prior to the performance of the Share Purchase Agreement or a withdrawal from the Share Purchase Agreement.



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8.       Without prejudice to the rights of withdrawal pursuant to Clause 3 letter (e) of this agreement, either of the Parties may withdraw from this agreement:

         (a) if the Federal Minister for the Economy and Technology has denied approval for any or all of the merger projects pursuant to Clause 3 letter (c) above, and (i) one or several of the Parties, or all the Parties, regard continuance with the merger project for the acquisition by E.ON of a majority stake in Ruhrgas AG pursuant to Clause 3 letter (a) as no longer offering sufficient prospects of success, or (ii) the competent Antitrust Authorities (including the ED Commission) have denied approval for such a merger project and the deadline for submission of any appeals has expired or such appeals have been unsuccessful;

         (b) if (i) permission has been granted for all merger projects pursuant to Clause 3 letter (c) and (ii) the merger projects pursuant to Clause 3 letter (a) and letter (b) have been prohibited by the Federal Cartel Office or the EU Commission and the deadlines for applying for ministerial approval have expired without any petition having been lodged, or in the case of (ii) if the Federal Minister for the Economy and Technology has denied a petition for ministerial approval;

         (c) if the enforceability of an approval for merger projects pursuant to Clause 3 letter (a) and - if an application has been lodged - Clause 3 letter (b) has been suspended and is not reinstated within two months, and in any event by September 16, 2003 at the latest;

         (d) in any event, if all the prerequisite conditions for performance of the Share Purchase Agreement have not been met by September 16, 2003.

         In the event of the withdrawal of one of the Parties, irrespective of the legal reason, any obligation on the part of the Vendor for the practical implementation of commitments given and/or conditions imposed in connection with the procedures pursuant to Clause 3 letter (a) to letter (c) above or their cooperation with their practical implementation shall cease to apply.

         Any withdrawal under this agreement must be in written form.

         The cancellation of the Share Purchase Agreement shall automatically lead to the termination of the present agreement.

         The Parties agree that Clause 3 letters (e) and (g), Clause 5 and Clauses 8 to 19 of this agreement shall continue to apply following termination.

9.       (a)      Immediately after the signing of this agreement and the
                  signing of the Share Purchase Agreement, whichever date is later,


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                  the Parties shall issue releases for the press and the stock exchanges using the language of the drafts provided here as SCHEDULE D. The Parties have agreed on the catalog of questions and answers attached as SCHEDULE E, which any of the Parties may use at any time with reference to the provisions of this agreement.

         (b) Prior to performance of the transactions envisaged in the Share Purchase Agreement, and for a period of 24 months thereafter, each of the Parties may only provide answers that are consistent with SCHEDULE E, and may only issue releases that are consistent with SCHEDULE D, or that have been agreed on in advance in writing between the Parties. The contents of this agreement and all other agreements reached in connection with this document, all details of the structure of the transactions required and envisaged regarding the RG shares to be sold pursuant to Share Purchase Agreement, and all details of the individual steps in the performance of that agreement shall be barred from public release, even after expiry of the abovementioned period.

         (c) The Parties shall agree on the releases to be issued on the performance of this agreement.

         (d) Unless otherwise explicitly permitted hereinabove, each of the Parties agrees to keep the contents of this agreement and all agreements reached in connection thereto confidential vis-a-vis third parties.

         (e) Exceptions to the above-mentioned confidentiality provisions apply in the case of obligations to notify Courts or public authorities on the basis of legal provisions or applicable stock exchange rules.

10. E.ON is entitled to designate a company in the E.ON group as acquiring party in its stead or for a portion of the RG shares to be acquired, provided that the company in question declares its unconditional willingness to join this agreement and the Share Purchase Agreement, and accepts the obligations pursuant to the Investor Rights Agreements, and provided that E.ON accepts joint and several liability for all obligations of the acquiring party so designated.

11. The rights and obligations under this agreement may be transferred to third parties only with prior agreement in writing from the respective other Parties. The other Parties may however deny consent for such a transfer only for good cause in the case of transfer to an affiliated company, provided that the transferor party accepts joint and several liability with the transferee affiliated company, particularly where they would be exposed to tax risks as a result.

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12.      The following are regarded as affiliated companies:

         (a) in the case of DSG, N.V. Koninklijke Nederlandse Petroleum Maatschappij (a company organized under Netherlands law), The Shell Transport and Trading Company p.l.c. (a company organized under English law), and any other company (irrespective of its place of registration) which at the time has direct or indirect capital relationships with one or both of the above companies. For the purposes of this paragraph:

                  (i) a company has a direct capital relationship with another company or companies if such company or companies are beneficial owners of shares in the first company, representing 50% or more of the voting rights in its General Meeting of Shareholders. A company has an indirect capital relationship with another company or companies ("parent company" or "parent companies") if there is a chain of companies beginning with the parent company / parent companies and ending with the company in question, so that each of the companies apart from the parent company / parent companies has a direct capital relationship with one or more companies in the chain as defined above.

                  (ii) Affiliated companies of DSG for the purposes of this agreement also include BEB and all companies with capital relationships with BEB and/or DSG, if the direct or indirect capital link is at least 50%, and companies affiliated with them pursuant to Sections 15 ff. of the German Stock Corporation Law [AktG].

         (b) in the case of EDG, ExxonMobil Corporation and any other company in which ExxonMobil Corporation holds or controls, directly or indirectly (i.e., via a capital link with a chain of companies beginning with ExxonMobil Corporation as parent company and ending with the company in question), 50% or more of the shares giving voting rights, or other form of stake in the equity capital associated with voting rights in the General Meeting of Shareholders of the company in question.

         (c) in the case of E.ON, each affiliated company of E.ON for the purposes of Sections 15 ff. of the German Stock Corporation Law [AktG]. RG shares controlled by E.ON are those shares for which E.ON and/or its affiliated companies control the exercise of voting rights on the basis of voting agreements or similar agreements.



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13.      This agreement is subject to the law of the Federal Republic of
         Germany.

14. Any changes or additions to this agreement, including this clause, shall be valid only if made in writing, unless notarial authentication has been stipulated.

15. Any disputes arising in connection with this agreement or its validity shall be finally resolved in accordance with the Arbitration Tribunal Rules of the German Arbitration Institute (DIS), with exclusion of legal actions before the ordinary Courts. The arbitration venue is Frankfurt am Main. The arbitration proceedings shall be conducted in German.

         The inclusion of the Parties to this agreement in an arbitration procedure pursuant to the Share Purchase Agreement, by joining the procedure or by way of third party notification of dispute or providing assistance to one of the parties in the procedure, is permitted. The effect of a third party notification of dispute or provision of assistance shall be as set down in Section 74 par. 3 and Section 68 of the German Code of Civil Procedure [ZPO].

16. If any provisions of this agreement are or become fully or partly legally invalid or unenforceable, this shall not affect the validity of the other provisions of this agreement. The same applies if a gap is found in this agreement. Instead of the invalid or unenforceable provision, or to fill the gap, a reasonable arrangement shall be deemed to apply which to the extent legally possible is the closest approximation to what the Parties intended or according to the purpose and general tenor of this agreement would have intended if they had given consideration to the point in question at the time of concluding this agreement or subsequently incorporating an addition provision. This also applies if the invalidity of a provision is based, for example, on a scope of performance or a time (period or deadline) specified in this agreement; in such cases the agreed provision shall be replaced with a legal scope of performance or time (period or deadline) which is the closest approximation to the original intention.

17. This agreement contains all the understandings reached between the three Parties regarding the subject-matter of this Framework Agreement, and replaces any prior agreements between the Parties, whether verbal or in writing, explicit or tacit, on the subject-matter of this agreement.

18. Failure to invoke or a delay in invoking a right or claim flowing from or based on this agreement or connected with this agreement does not denote a waiver of the said right or claim or other rights or claims.


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         Nor shall the invocation or partial invocation of a right or claim arising from this agreement or connected therewith impede the subsequent invocation of the said right or claim or other rights or claims.

19. Business days for the purposes of this agreement are all banking days in Frankfurt am Main, Germany.

Dusseldorf, July 1, 2002

ESSO Deutschland GmbH

Deutsche Shell GmbH

E.ON AG